January 8, 2013

VIA EDGAR

Larry Spirgel, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Counsel RB Capital Inc.
Form 10-K for year ended December 31, 2011
Filed on March 22, 2012
File No. 000-17973

Dear Mr. Spirgel:

This letter is in response to the comments of the Staff of the Securities and Exchange Commission set out in your December 21, 2012 letter to Counsel RB Capital Inc. (the “Company”).

Form 10-K for the year ended December 31, 2011

Forward-Looking Information, page 3

1.	Please note that because your common stock is considered a penny stock, the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is unavailable to you. In future filings, please remove references to Section 27A of the Securities Act and Section 21E of the Exchange Act.

Response: In future filings, the Company will omit any references to Section 27A of the Securities Act or Section 21E of the Exchange Act, in each case for so long as the Company’s common stock continues to meet the definition of a “penny stock” under Rule 3a51-1 of the Exchange Act.

Item 1. Business, page 3

2.	In order for investors to understand your organizational structure more clearly, in future filings, please consider including an organizational chart outlining the basic corporate structure of your company, its controlling parent and all joint ventures and equity investments you currently have entered into. Please include explanation of which entities are operating entities and also provide ownership percentages of each of your insiders and affiliates.

Counsel RB Capital Inc., 1 Toronto Street, Suite 700, Box 3, Toronto, Ontario M5C 2V6.

Voice 416-866-3000 Fax: 416-866-3061

Larry Spirgel

January 8, 2013

Response: In future filings, the Company will include an organizational chart outlining the basic corporate structure of the Company, its controlling parent and all material joint ventures and equity investments into which it has entered as of the period covered by such filing, along with an explanation of which entities are operating entities. In addition, if applicable, we will provide a statement of ownership percentages of each of the Company’s insiders and affiliates in such entities. Below is a sample of such disclosure that will be included in future filings:

Government Regulation, page 7

3.	Your disclosure in this section is vague. In future filings, expand your disclosure to discuss the effect of existing or probable governmental regulations on your operations, with particular focus on your primary asset liquidation business.

Response: The disclosure has been vague because our operations are generally not impacted by governmental regulations. However, in future filings, the Company will look to provide expanded disclosure regarding the effect of existing or probable governmental regulations on the Company’s operations, with particular focus on its primary asset liquidation business.

Counsel RB Capital Inc., 1 Toronto Street, Suite 700, Box 3, Toronto, Ontario M5C 2V6.

Voice 416-866-3000 Fax: 416-866-3061

Larry Spirgel

January 8, 2013

Item 1A. Risk Factors, page 7

We are dependent on key personnel, page 8

4.	In future filings, please identify which of your executive officers you consider key personnel.

Response: In future filings, the Company will identify which of its executive officers it considers to be key personnel. Below is a sample of such disclosure that will be included in future filings:

Our operations, particularly those of our asset liquidation business, are substantially dependent on the knowledge, skills and performance of several of our executive officers, particularly the President of Counsel RB Capital Inc., the Co-CEOs of Counsel RB Capital LLC, and both the President and Managing Partner of Heritage Global Partners Inc. The loss of any one of these officers could damage key relationships, and result in the loss of essential information and expertise. As our operations expand we will be required to hire additional employees, and may face competition for them. Therefore, either the loss of the services of the above existing officers, or the inability to attract and retain appropriately skilled new employees, could have a material adverse effect upon our business and results of operations.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 32

Counsel Management Services, page 32

5.	We note your disclosure on page 27 that your Chief Financial Officer, Mr. Stephen Weintraub, does not directly receive compensation from Counsel RB Capital Inc. However, we note your disclosure that his services are included in the annual management services agreement between you and Counsel, as discussed in this section. Yet, there is no specific disclosure relating to which executive officers or personnel are covered under the management services agreement. In future filings, please identify the executive officers, directors and other personnel covered under the management services agreement, including specific compensation amounts awarded to each for the fiscal year ended.

Response: The only executive officers, directors or other personnel of Counsel RB Capital Inc. who are covered by the agreement are Stephen Weintraub, its Executive Vice President, Secretary and CFO (he holds the same positions with Counsel Corporation) and Gary Taylor, its Director of Taxation (he is also Vice President, Tax & Asset Management of Counsel Corporation). Neither of these executives receives any remuneration from Counsel RB Capital Inc. The fees charged to Counsel RB Capital Inc. generally cover the costs of being a public company (preparation of financial statements, SEC filings, taxation matters (including compliance, filings and planning), administering stock option plans, insurance and dealing with Board administrative matters) as well as administering the Company’s patent portfolio and dealing with litigation. These services are provided by Messrs. Weintraub and Taylor as well as other personnel of Counsel Corporation who report to them (none of whom receive any compensation from the Company). In future filings, the Company will identify the executive officers, directors and other personnel covered under the management services agreement, and will include any compensation amounts awarded to each by the Company for the relevant period covered by the filing. In addition, the Company will provide more details with respect to the services provided pursuant to the agreement.

Counsel RB Capital Inc., 1 Toronto Street, Suite 700, Box 3, Toronto, Ontario M5C 2V6.

Voice 416-866-3000 Fax: 416-866-3061

Larry Spirgel

January 8, 2013

Signatures, page 38

6.	In future filings, please include the signature of your principal accounting officer or controller. Refer to General Instructions D.(2)(a) of Form 10-K.

Response: In future filings, the Company will include the signature of its principal accounting officer or controller as required by General Instruction D.(2)(a) of Form 10-K.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Counsel RB Capital Inc. is committed to fully complying with the SEC disclosure requirements.

Sincerely,

/s/ Allan C. Silber

Allan C. Silber

Chairman of the Board and President